UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ENDEAVOUR SILVER CORP.
(Name of Issuer)

Common Share, without par value
(Title of Class of Securities)

29258Y103
(CUSIP Number)

René Marion
President and Chief Executive Officer
AuRico Gold Inc.
110 Yonge Street, Suite 1601
Toronto, ON M5C 1T4
Tel: (647) 260-8880
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:
Jodie Kaufman Davis
D O R S E Y & W H I T N E Y LLP
TD Canada Trust Tower
Brookfield Place, 161 Bay Street, Suite 4310
Toronto, ON M5J 2S1
(416) 367-7375

July 13, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box .

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29258Y103	Page 1 of 5

1.	NAMES OF REPORTING PERSONS AuRico Gold Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 11,037,528
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 11,037,528
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,037,528
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1402%
14.	TYPE OF REPORTING PERSON CO

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to common shares, without par value (“Common Shares”), of Endeavour Silver Corp., a corporation organized under the laws of the Province of British Columbia (the “Issuer”). The Issuer has its principal executive offices at 6411 Imperial Avenue, West Vancouver, British Columbia V7W 2J5 Canada.

Item 2.	Identity and Background.

(a) The name of the entity filing this statement on Schedule 13D is AuRico Gold Inc. (the “Reporting Person”).

(b) The principal business address of the Reporting Person is 110 Yonge Street, Suite 1601, Toronto, Ontario M5C 1T4.

(c) The Reporting Person is a mining company engaged in the mining and exploration for, and development of, gold and silver deposits in Mexico and Canada.

(d) - (e) Within the past five years, the Reporting Person, has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f) The Reporting Person is organized under the laws of the Province of Ontario.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 13 2012, AuRico and Endeavour entered into an acquisition agreement (the “Acquisition Agreement”), as amended June 28, 2012, pursuant to which, among other things, AuRico agreed to sell its 100% interests in its El Cubo silver-gold mine in Guanajuato State, Mexico and the Guadalupe y Calvo silver-gold exploration project in Chihuahua State, Mexico (the “Sale”). Total consideration paid at closing by Endeavour was US$200 million comprised of US$100 million in cash and US$100 million1 in common shares from treasury representing approximately 11.1402% of the outstanding Endeavour common shares on a non-diluted basis after the issuance to AuRico. For a detailed summary of the Acquisition Agreement and other information in respect of the transactions thereunder, please refer to exhibit 99.1 and 99.2.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Item 4.	Purpose of the Transaction.

See Item 3.

________________________________
1 US$200 million and US$100 million are equivalent to CDN$203,720,000 and CDN$101,860,000, respectively, using the Bank of Canada closing exchange rate for July 12, 2012.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate number and percentage of Common Shares of the Issuer deemed to be beneficially owned by the Reporting Person is 11,037,528 shares, which represents approximately 11.1402% of the outstanding Common Shares of the Issuer. The ownership percentage is based upon 99,078,546 Common Shares of the Issuer outstanding as of July 13, 2012, as provided by the Issuer. The aggregate number of Common Shares beneficially owned by the Reporting Person consists of 11,037,528 Common Shares.

(b) The Reporting Person has the sole power to vote or direct the vote and to dispose or to direct the disposition of the Common Shares.

(c) Except as described above in Items 3 and 6, no transactions in the securities of the Issuer were effected by the Reporting Person of this Schedule 13D, during the past 60 days.

(d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Acquisition Agreement between AuRico Gold Inc. and Endeavour Silver Corp., dated April 13, 2012, and Amendment No.1 to the Acquisition Agreement AuRico Gold Inc. and Endeavour Silver Corp., dated June 28, 2012.

Except as otherwise disclosed in this Section 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Person, or between the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Acquisition Agreement between AuRico Gold Inc. and Endeavour Silver Corp., dated April 13, 2012

99.2	Amendment No.1 to the Acquisition Agreement AuRico Gold Inc. and Endeavour Silver Corp., dated June 28, 2012

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 23, 2012

AURICO GOLD INC.

By: /s/ Rene Marion
Name: Rene Marion
Title: President & CEO